Exhibit 99.102

Energy Fuels and Strathmore Minerals
Announce Joint Webcast and Conference Call

June 19, 2013

Toronto, Ontario – Energy Fuels Inc. (“Energy Fuels”) (TSX:EFR) and Strathmore Minerals Corp. (“Strathmore”) (TSX:STM; OTCQX:STHJF) are pleased to announce that the companies will host a joint webcast and conference call on Thursday, June 20, 2013 at 4:30pm ET to discuss Energy Fuels’ proposed acquisition of Strathmore, and the transaction’s related benefits to the shareholders of both companies.

To view the live webcast, please follow this link: Energy Fuels & Strathmore Minerals Joint Webcast and Conference Call.

This link will also be posted to the Energy Fuels and Strathmore websites at www.energyfuels.com and www.strathmoreminerals.com. The investor presentation that will be discussed on the conference call will be available for download from the webcast page and on both companies’ websites approximately 30 minutes prior to the start of the presentation. A replay of the webcast and conference call will be available on the webcast page and archived on both companies’ websites.

In addition, interested parties may participate by calling one of the following numbers:

Toll-Free Domestic (U.S. and Canada):	(800) 649-5127
International:	(224) 357-2194

About Energy Fuels Inc.

Energy Fuels Inc. is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels' website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

About Strathmore Minerals Corp.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of mineral properties in the United States. Headquartered in Vancouver, British Columbia with a branch administrative office in Kelowna, the company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.

Additional information about Strathmore Minerals Corp. is available by visiting Strathmore's website at www.strathmoreminerals.com or under its profile on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Strathmore, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels' and Strathmore's future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' and Strathmore's ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels' and Strathmore's most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Strathmore assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' and Strathmore's respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Strathmore relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com

Strathmore Minerals Corp.
Craig Christy
Investor Relations
Toll free: 1-800-647-3303
info@strathmoreminerals.com
www.strathmoreminerals.com